As filed with the Securities and Exchange Commission on September 2, 2005

File No. 70-10237

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM U-1/A

AMENDMENT NO. 2

AMENDED AND RESTATED

APPLICATION-DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

(Name of Company filing this statement and address of principal executive offices)

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Black Hills Corporation

(Name of Top Registered Holding Company Parent of Each Applicant or Declarant)

___________________________________________________________________

David R. Emery

President and Chief Executive Officer

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

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The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Steven J. Helmers

Senior Vice President and General Counsel

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

Michael C. Griffen

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, DC 20004

Item 1.  Description of Proposed Transaction

A.	INTRODUCTION

Black Hills Corporation (“Black Hills”) is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the “Act”). Black Hills directly owns all of the issued and outstanding common stock of two electric utility companies, Black Hills Power, Inc. (“Black Hills Power’), and Cheyenne Light, Fuel and Power Company (“CLF&P”) (collectively, “Utility Subsidiaries”). In addition, Black Hills directly owns all of the issued and outstanding common stock of non-utility subsidiary Black Hills Energy, Inc. (“Black Hills Energy”), which, through its subsidiaries (collectively, “Non-Utility Subsidiaries”), owns non-utility businesses engaged in the development, ownership, and operation of exempt wholesale generators (“EWGs”) and qualifying facilities (“QFs”) and the production, transportation, and marketing of natural gas, oil, coal, and other energy commodities, power marketing, and other energy-related activities.

On December 28, 2004, the Securities and Exchange Commission (the “Commission”), acting on Black Hills’ application on Form U-1, as amended (“Application”), issued an order authorizing financing and certain related transactions, including investments in EWGs and foreign utility holding companies; approving service company and intrasystem transactions; and reserving jurisdiction. Black Hills Corporation, et al., Holding Company Act Release No. 35-27931 (December 28, 2004) (“Financing Order”). In the Financing Order the Commission authorized Black Hills to, among other things, establish and operate a Utility Money Pool and a Non-Utility Money Pool (collectively, “Money Pools”). In addition, the Commission acknowledged Black Hills’ plan to form Black Hills Service Company, LLC (“Black Hills Service”), as a service company subsidiary for the Black Hills holding company system (“Black Hills System”), and determined that as proposed, Black Hills Service satisfies the requirements of Rule 88(b) that Black Hills Service “is so organized and conducted, or to be so conducted, as to meet the requirements of section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [rule] 90).”

On August 8, 2005, the Energy Policy Act of 2005 (“EPAct 2005”) became law. Among other things, EPAct 2005 repeals the Act and enacts the Public Utility Holding Company Act of 2005 (“PUHCA 2005”). The repeal of the Act and the enactment of PUHCA 2005 both will be effective as of February 8, 2006 (“Repeal Date”).

PUHCA 2005 effectively transfers a small number of functions currently performed by the Commission to the Federal Energy Regulatory Commission (“FERC”). Relevant to this Application-Declaration, FERC will have jurisdiction to review and authorize the allocation of costs of non-power goods and administrative or management services provided to the public utility subsidiary or subsidiaries of a holding company by a services company subsidiary of a same holding company organized specifically for the purpose of providing such goods or services to utility associate companies. FERC is required to issue rules by December 8, 2005, to implement its new functions under PUHCA 2005. In addition, EPAct 2005 expressly preserves

FERC’s existing authority to require that jurisdictional rates (meaning the rates of public utilities such as the Black Hills Utility Subsidiaries) are just and reasonable, including the authority to deny the passthrough of costs, prevent cross-subsidization, and issue such rules and regulations as are necessary or appropriate to protect utility consumers.

1.           Money Pools. The Commission authorized Black Hills to establish the Utility Money Pool and, to the extent not exempted by Rule 52, authorized Black Hills Power to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and, if applicable, acquire promissory notes from) the Utility Money Pool. Similarly, the Commission authorized Black Hills to establish the Non-Utility Money Pool. The Commission authorized Black Hills to contribute surplus funds and to lend and extend credit to Black Hills Power through the Utility Money Pool and to the Non-Utility Subsidiaries through the Non-Utility Money Pool. The Commission approved the forms of Utility Money Pool Agreement and Non-Utility Money Pool Agreement (“Money Pool Agreements”) proposed by Black Hills. The Commission approved Black Hills’ proposal that the Money Pools be administered by Black Hills Service.

In the Financing Order the Commission reserved jurisdiction over, among other things, the addition of participants to the Non-Utility Money Pool. The current participants in the Non-Utility Money Pool are identified in Exhibit A.

The list of current participants in the Non-Utility Money Pool includes five new Non-Utility Subsidiary participants that have been formed since the date of the Financing Order: Black Hills Midstream, LLC; Black Hills Waterville Station, LLC; Black Hills Artesia, LLC; Black Hills Ocotillo, LLC; and Buick Power, LLC. Each such entity is a Non-Utility Subsidiary formed in connection with the exempt or permitted acquisition or development of non-utility facilities. In addition, the list of current participants in the Non-Utility Money Pool includes Black Hills Service, the service company subsidiary for the Black Hills System.

In addition, the list of current participants in the Non-Utility Money Pool includes the following Non-Utility Subsidiaries that were in existence as of the date of Financing Order and which Black Hills identified in Exhibit I-1 to its Application but which Black Hills inadvertently did not include in the proposed list of Non-Utility Money Pool participants in its Application: Black Hills Nevada Real Estate Holdings, LLC, a Non-Utility Subsidiary that owns and leases the land on which are located the non-utility facilities of Non-Utility Subsidiaries Las Vegas Cogeneration II, LLC, and Sunco, Ltd.; Black Hills Valmont Colorado, LLC, a Non-Utility Subsidiary that has acted as financing agent for Non-Utility Subsidiary Black Hills Colorado, LLC; Daksoft, Inc., a Non-Utility Subsidiary that provides information technology support to Black Hills and its subsidiaries; E-Next A Equipment Leasing Company, LLC, a Non-Utility Subsidiary that owns and leases certain equipment used by Non-Utility Subsidiary Fountain Valley Power LLC; and Las Vegas Cogeneration Energy Financing Company, LLC, a Non-Utility Subsidiary that owns and leases certain equipment used by Non-Utility Subsidiary Las Vegas Cogeneration II, LLC.

Black Hills will establish Black Hills Power as the repository for the Utility Money Pool and Black Hills Energy as the repository for the Non-Utility Money Pool. Under the authorization granted in the Financing Order, loans in the Utility Money Pool may be made from either Black Hills or any Utility Subsidiary that is authorized to participate in the Utility Money Pool (the “Utility Money Pool Lender”) to the Utility Money Pool and from the Utility Money Pool to another Utility Subsidiary participant in the Utility Money Pool (the “Borrowing Utility Subsidiary”). Similarly, loans in the Non-Utility Money Pool may be made from either Black Hills or any Non-Utility Subsidiary that is authorized to participate in the Non-Utility Money Pool (the “Non-Utility Money Pool Lender”) to the Non-Utility Money Pool and from the Non-Utility Money Pool to another Non-Utility Subsidiary participant in the Non-Utility Money Pool (the “Borrowing Non-Utility Subsidiary”). As structured with Black Hills Power as the repository for the Utility Money Pool and Black Hills Energy as the repository for the Non-Utility Money Pool, all loans in the Utility Money Pool may be made from a Utility Money Pool Lender to Black Hills Power, and from Black Hills Power to any Borrowing Utility Subsidiary, and all loans in the Non-Utility Money Pool may be made from a Non-Utility Money Pool Lender to Black Hills Energy, and from Black Hills Energy to any Borrowing Non-Utility Subsidiary.

Using Black Hills Power as the repository for the Utility Money Pool and Black Hills Energy as the repository for the Non-Utility Money Pool enhances the efficient and cost-effective operation of the Utility Money Pool and Non-Utility Money Pool by allowing existing companies in the Black Hills System to utilize their existing infrastructure and resources on behalf of the Money Pools, rather than requiring the creation of duplicative structures and the use of additional resources to handle Money Pool functions. Black Hills Service will administer and operate the Utility Money Pool and Non-Utility Money Pool in the same manner as the Commission authorized in the Financing Order and the Acquisition Order, and the Money Pools will be subject to the same restrictions as the Commission imposed in those orders. Black Hills Power will create separate accounts for Utility Money Pool purposes and ensure that Utility Money Pool funds will not be co-mingled with Black Hills Power funds. Similarly, Black Hills Energy will create separate accounts for Non-Utility Money Pool purposes and ensure that Non-Utility Money Pool funds will not be co-mingled with Black Hills Energy funds. Additionally, no loans through the Utility Money Pool or Non-Utility Money Pool, will be made to, and no borrowings through the Money Pools will be made by, Black Hills.

At the time of its Application for the Financing Order, Black Hills owned only one Utility Subsidiary, Black Hills Power. Subsequently, Black Hills acquired CLF&P as a second Utility Subsidiary pursuant to authorization granted by the Commission. Black Hills Corporation, et al., Holding Company Act Release No. 35-27933 (December 29, 2004) (“Acquisition Order”). In the Acquisition Order the Commission authorized CLF&P to participate in the Black Hills Utility Money Pool on the same basis as it authorized Black Hills Power to participate in the Utility Money Pool in the Financing Order. Consistent with the relief granted in the Acquisition Order, Black Hills has modified the form of Utility Money Pool Agreement to reflect CLF&P’s eligibility to participate in the Utility Money Pool.

2.           Black Hills Service and Affiliate Transactions. In its Application for the Financing Order, Black Hills explained that the Black Hills System companies will engage in a variety of affiliate transactions for the provision of goods, services, and construction, all such transactions be carried out in accordance with the requirements and provisions of Rules 87, 88, 90, and 91 unless otherwise authorized by the Commission by order or by rule.1 Black Hills committed to file its accounting and cost allocation “Procedures Manual” with the Commission by October 1, 2005. Black Hills committed to form Black Hills Service within sixty days of issuance of the Financing Order but sought authority to delay for not longer than twelve months the full implementation of Black Hills Service and the required accounting systems and cost allocation methodologies. Finally, Black Hills committed to complete the conversion of non-exempt market-based rate affiliate transactions to cost-based transactions not later than twelve months following issuance of the Financing Order. In the Financing Order, the Commission acknowledged Black Hills’ plans with respect to its “Procedures Manual,” Black Hills Service, and Black Hills’ affiliate arrangements.

The enactment of EPAct 2005 has caused Black Hills to be concerned that its current plans for finalizing and submitting to the Commission its Procedures Manual for cost allocation and accounting methodologies, for fully implementing Black Hills Service, and for converting non-exempt market-based rate affiliate transactions to cost-based affiliate transactions, could subject Black Hills to potentially conflicting regulatory regimes in this area, first the Commission’s, then FERC’s. The Commission’s existing jurisdiction over this area of holding company regulation largely will be transferred to FERC, and FERC will issue new rules governing service company cost allocations and may issue rules governing cross-subsidization issues and other accounting and cost issues that may not be fully in harmony with the Commission’s requirements or precedents. Black Hills has formed Black Hills Service and has taken steps to implement it as part of its transition to a registered holding company system, but due to EPAct 2005, Black Hills may become subject to conflicting or different FERC

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      1.     With respect to Black Hills Service, Black Hills explained that Black Hills Service will be the service company subsidiary for the Black Hills System and will provide Black Hills’ Utility Subsidiaries and Non-Utility Subsidiaries with various types of administrative, management, and support services. Black Hills explained that pursuant to standard forms of Services Agreements, the cost of services provided by Black Hills Services would be accumulated in accounts of the service company and be directly assigned, distributed, or allocated to the appropriate client company in accordance with the guidelines set forth in the Services Agreements and the procedures in a “Procedures Manual.” Black Hills committed that Black Hills Services’ accounting and cost allocation methods and procedures would be structured so as to comply with the Commission’s standards for service companies in registered holding company systems. Black Hills demonstrated that Black Hills Service would satisfy the requirements of Rule 88(b) that Black Hills Service “is so organized and conducted, or to be so conducted, as to meet the requirements of section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [rule] 90).”

With respect to affiliate transactions, Black Hills identified in Exhibit I-3 a number of existing contractual arrangements among associate companies within the Black Hills System, along with a discussion of proposed changes to the arrangements in connection with Black Hills’ transition to a registered holding company structure. Black Hills identified a number of affiliate transactions priced at cost-based rates and market-based rates which it proposed be allowed to remain in place as exempt from Rules 80 through 95 pertaining to services, sales, and construction in general or the “at cost” pricing requirements of Rules 90 and 91 in particular. Black Hills also identified a number of cost-based and market-based rate transactions involving functions and personnel that would be transferred to Black Hills Service and provided at cost-based rates.

requirements in the near future. Accordingly, Black Hills proposes extensions of time with respect to the implementation of certain requirements respecting service company and accounting and cost-of-service issues.

To be clear, Black Hills has established Black Hills Service and has taken significant steps to implement it. In connection with its implementation of Black Hills Service as the service company for the Black Hills System, Black Hills has expended significant resources in undertaking extensive planning and organizational initiatives to identify employees and functions to be transferred to Black Hills Service, defining extensive new organizational, management, and personnel structures to be put in place at Black Hills Service and associate companies, and formulating required changes to human resources systems and pension and benefit plans. With this amended application-declaration, Black Hills only proposes a delay in its implementation schedules for Black Hills Services and the accounting and cost-of-service actions discussed above.

Specifically, Black Hills proposes the following changes to its implementation schedules with respect to Black Hills Services and Black Hills’ accounting and cost-of-service actions:

1.           In its Application for the Financing Order, Black Hills committed that not later than October 1, 2005, it would file a post-effective amendment to its filing to submit its Procedures Manual describing its accounting systems and cost allocation methodologies. Given that Black Hills will become subject to FERC’s applicable rules with respect to accounting systems and cost allocations, Black Hills proposes to delay through the Repeal Date its filing describing required accounting systems and cost allocation methodologies. Black Hills will comply with FERC’s applicable requirements respecting such matters when they are effective.

2.           In the Financing Order the Commission granted Black Hills’ request to delay for not longer than twelve months the full implementation of Black Hills Service and the required accounting systems and cost allocation methodologies. Again because Black Hills will become subject to FERC’s applicable rules with respect to accounting systems and cost allocations, Black Hills proposes to delay its full implementation of Black Hills Service for a period through the Repeal Date. Black Hills will comply with FERC’s applicable requirements respecting service companies, required accounting systems, and cost allocation methodologies when they are effective.

3.           In its Application for the Financing Order, Black Hills committed to complete the conversion of non-exempt market-based rate affiliate transactions to cost-based transactions not later than twelve months following issuance of the Financing Order. Black Hills proposes to delay such conversions for a period through the Repeal Date. Black Hills will comply with FERC’s applicable requirements respecting at-cost affiliate transactions and cost allocation methodologies when they are effective.

                B.PROPOSED POST-EFFECTIVE AMENDMENTS TO MONEY POOLS

Black Hills proposes the following changes to the structure and operation of the Money Pools authorized in the Financing Order.

1.           Modification to Interest Provisions of Money Pool Agreements. Black Hills proposes modifications to the forms of Utility Money Pool Agreement and Non-Utility Money Pool Agreement to clarify that each lender to either of the Money Pools may earn the same interest rate that borrowers from the Money Pools pay.

Further, Black Hills proposes further modifications to the Money Pool Agreements to clarify that the applicable interest rate on any outstanding loans through the Money Pools will be the composite weighted average daily effective cost incurred by the Lending Parties for External Funds2 outstanding on that date. The daily effective cost shall be inclusive of interest rate swaps related to such External Funds. If there are no External Funds outstanding on that date, then the applicable interest rate will be the daily one-month LIBOR rate plus 100 basis points. Black Hills’ proposal is consistent with interest rate provisions in other money pool agreements approved by the Commission.3

2.            Quarterly Money Pool Reports Under Rule 24. In the Financing Order the Commission authorized Black Hills to file various specified reports of financing-related activities on a quarterly basis subject to the terms and conditions prescribed in Rule 24, rather than more frequently as may be required under Rule 24. To the extent that Money Pool transactions are required to be reported under Rule 24, Black Hills proposes that it be allowed to submit cumulative reports of Money Pool transactions on a quarterly basis, rather than periodically within ten days of each such transaction as otherwise would be required under Rule 24, on the schedule for quarterly Rule 24 reports established in the Financing Order. Allowing cumulative reporting on a quarterly basis will enhance the efficient and cost-effective operation of the Money Pools by eliminating the need for a Rule 24 report for every Money Pool transaction.

Conforming changes to the Utility Money Pool Agreement and Non-Utility Money Pool Agreement reflecting the post-effective amendments described above are shown in the amended versions of those agreements provided as Exhibits M-1/A2 and M-2/A2.

In the Financing Order the Commission acknowledged Black Hills’ statement, made in its Application for the Financing Order, that it intended to form and operate the Utility Money Pool and the Non-Utility Money Pool by July 1, 2005. Black Hills advises the Commission that

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      2.     Under each form of Money Pool Agreement, “External Funds” are defined as proceeds from bank loans, the sale of notes, and/or the sale of commercial paper by the Lending Parties.

      3.     See, e.g., Centerpoint Energy, Holding Company Act Release No. 35-27972 (May 20, 2005) (approving interest rate determination based on composite weighted average daily effective costs incurred by the Lending Parties for External Funds outstanding on that date); Financing Order (approving LIBOR as the basis for cost-of-money determinations for short-term financings (LIBOR plus 300 basis points)).

it intends to extend the implementation date for the Money Pools from July 1, 2005, until a date after the Repeal Date. Such delay will allow Black Hills to form and operate the Money Pools in conjunction with its implementation of Black Hills Services and Black Hills’ accounting and cost-of-service actions as described in this application-declaration.

Item 2.  Fees, Commissions, and Expenses

Black Hills expects to incur fees, commissions, and expenses in connection with this application estimated at approximately $5,000, consisting chiefly of outside counsel fees and expenses.

Item 3.   Applicable Statutory Provisions

Black Hills considers Sections 12 and 13 of the Act and Rule 52 and Rules 80 through 91 of the Commission’s regulations under the Act to be applicable to Black Hills’ proposed changes to the Black Hills Utility Money Pool Agreement and the Black Hills Non-Utility Money Pool Agreement and Black Hills’ proposed extensions of time with respect to service company and accounting and cost-of-service actions. To the extent the Commission considers Black Hills’ proposed changes to require authorizations, exemptions, or approvals under any other section of the Act or the Commission’s rules and regulations under the Act, Black Hills requests such authorization, exemption, or approval.

Item 4.  Regulatory Approval

No other state or federal regulatory authority, other than the Commission, has jurisdiction over the proposed changes to the Black Hills Utility Money Pool Agreement and the Black Hills Non-Utility Money Pool Agreement and Black Hills’ proposed extensions of time with respect to service company and accounting and cost-of-service actions, each as discussed in this application, and no other regulatory approvals are required.

Item 5.  Procedure

Black Hills respectfully requests the Commission to publish notice of this application under Rule 23. Black Hills respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements

Exhibit A	Current Participants in Non-Utility Money Pool
Exhibit M-1/A2	Amended Form of Utility Money Pool Agreement
Exhibit M-2/A2	Amended Form of Non-Utility Money Pool Agreement

Item 7.  Information as to Environmental Effects

None of the matters that are the subject of this Application-Declaration involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of Black Hills or any Utility Subsidiary or Non-Utility Subsidiary that will have an impact on the environment. Black Hills is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Post-Effective Amendment No. 1 to Form U-1/A, Amendment No. 2 Amended and Restated Application-Declaration Under the Public Utility Holding Company Act of 1935, to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK HILLS CORPORATION

/S/ David R. Emery
By:	__________________________________________
Name:	David R. Emery
Title:	President and Chief Executive Officer

Dated: September 2, 2005